300 North LaSalle Street Chicago, Illinois 60654
James S. Rowe To Call Writer Directly: (312) 862-2191 james.rowe@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

October 26, 2011

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James Allegretto
Chris Chase
Robyn Manuel
Mara Ransom
Tony Watson

Re:	CDW Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed September 26, 2011
File No. 333-175597

Ladies and Gentlemen:

CDW Corporation, a Delaware corporation (“Holdings”), CDW LLC, an Illinois limited liability company (“CDW”), CDW Finance Corporation, a Delaware corporation (“CDW Finance”), CDW Direct, LLC, an Illinois limited liability company (“CDW Direct”), CDW Government LLC, an Illinois limited liability company (“CDW Government”), CDW Logistics, Inc., an Illinois corporation (“CDW Logistics”), and CDW Technologies, Inc., a Wisconsin corporation (“CDW Technologies” and, together with Holdings, CDW, CDW Finance, CDW Direct, CDW Government and CDW Logistics, the “Registrants”), have today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-4 (“Amendment No. 2”).

On behalf of the Registrants, we are writing to respond to the comments raised in the letter to the Registrants, dated October 13, 2011, from the staff of the Commission (the “Staff”). The Registrants’ responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on September 26, 2011 (“Amendment No. 1”). Where

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applicable, we have also referenced in the Registrants’ responses set forth below the appropriate page number of the revised prospectus contained in Amendment No. 2 (the “Prospectus”) that addresses the Staff’s comment. Please note that, as a result of revisions made in Amendment No. 2, some page references have changed. The page references in the comments refer to page numbers in Amendment No. 1, while the page references in the responses refer to page numbers in the marked copy of Amendment No. 2.

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Critical Accounting Policies and Estimates, page 82

Revenue Recognition, page 82

1.	We reviewed your response to comment 26 in our letter dated August 12, 2011. Please disclose the factors that were considered in determining that revenues for drop-ship arrangements should be recorded on a gross basis as the principal in the transaction.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 83 of the Prospectus as follows (additions underscored):

“We leverage drop-ship arrangements with many of our vendors and suppliers to deliver products to our customers without having to physically hold the inventory at our warehouses, thereby increasing efficiency and reducing costs. We recognize revenue for drop-ship arrangements on a gross basis upon delivery to the customer with contract terms that typically specify F.O.B. destination. We recognize revenue on a gross basis as the principal in the transaction because we are the primary obligor in the arrangement, we assume inventory risk if the product is returned by the customer, we set the price of the product charged to the customer, we assume credit risk for the amounts invoiced, and we work closely with our customers to determine their hardware and software specifications. These arrangements generally represent approximately 20% to 30% of total net sales.”

Executive Compensation, page 101

Market Comparisons, page 101

2.	In response to comment 15 of our letter dated August 12, 2011, we note that you expanded your disclosure on page 102 to clarify that the “technology industry survey”

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was prepared by Radford, “a leading provider of compensation market data.” Please further expand your disclosure to state the characteristics that a company must possess to be included in the “technology industry survey.”

Response: As noted in Amendment No. 1, the Compensation Committee supplements its peer group data with information from “a technology industry survey of approximately 1,000 companies prepared by Radford, a leading provider of compensation market data.” The comment asks that the Registrants expand this disclosure to “state the characteristics that a company must possess to be included” in the survey.

The information that the comment requests that the Registrants add to their disclosure is, however, not known to the Registrants. Radford does not provide this information to survey participants such as the Registrants.

The Registrants believe, however, that information regarding the criteria for inclusion in the survey, even if known and disclosed, would not contribute in any meaningful way to an understanding of the Registrants’ compensation program for the named executive officers. The survey was not selected for use because of any particular characteristics that were required for companies to be included therein. Rather, it was selected because it included companies in the technology industry generally and was assembled by Radford, a leading and respected provider of compensation market data. The Compensation Committee was not provided with information regarding the characteristics that a company must possess to be included in the survey and is not in a position to provide it. For the reasons set forth above, the Registrants do not believe that disclosure of the requested information is required.

In response to the Staff’s comment, the Registrants have, however, added additional disclosure regarding its use of the survey on page 102 of the Prospectus. Specifically, the Registrants have added disclosure clarifying that the Compensation Committee’s use of the survey was limited to a review of U.S. compensation data derived from technology companies in the survey that, like CDW, have annual revenues in excess of three billion dollars.

Annual Cash Incentive Awards (Senior Management Incentive Plan), page 103

3.

It appears that your review of “six industry surveys and reports” and the “four publicly traded resellers and four publicly traded technology distributors and/or manufacturers” in connection with setting the market share element of your SMIP payout determinations constitutes benchmarking of a material element of your named executive officers’ compensation. As such, please expand your disclosure in footnote 2 on page 104, or elsewhere as appropriate, to identify the specific surveys, reports and companies that you reviewed. In this regard, we note that you identified the surveys and reports in your

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response to comment 18 of our August 12, 2011 letter. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Registrants do not believe and respectfully submit that the review of the information referenced in the comment (the “Information”) constitutes benchmarking within the meaning of Item 402(b)(2)(xiv) of Regulation S-K. Question 118.05 of the Compliance and Disclosure Interpretations regarding Regulation S-K makes clear that benchmarking, for purposes of Item 402(b)(2)(xiv), “entails using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision.” The Information, however, is not “compensation data.” Rather, it is data regarding sales in the technology industry as a whole or by particular competitors. The Information is used to assess market share performance and not to measure the compensation of the Registrants’ named executive officers. The Registrants believe and respectfully submit it is not the type of information that is covered by Item 402(b)(2)(xiv) or C&DI 118.05, is not otherwise material and is accordingly not required to be disclosed.

4.	Please also expand your disclosure in this section to include the information provided in the last sentence of the second paragraph and the first sentence of the third paragraph of your response to comment 18 of our letter dated August 12, 2011.

The Registrants believe and respectfully submit that the information in the last sentence of the second paragraph is not “compensation data” and therefore not required to be disclosed for the reasons set forth in the response to comment 3 above. The Registrants believe and respectfully submit that the first sentence of the third paragraph is already disclosed in the first sentence of the first full paragraph on page 104 of the Prospectus. In response to the Staff’s comment, the Registrants have modified the disclosure in this sentence to clarify the link between the Committee’s determination that market share grew and the data on which that determination was based.

2010 Summary Compensation Table, page 106

5.	Please revise footnote (5) on page 107 to disclose the information you provided in response to comment 19 of our letter dated August 12, 2011. Specifically, please disclose

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your rationale for granting the $10,000 special performance bonuses in addition to the amounts already granted under the SMIP.

Response: The Registrants are aware of no requirement that information of the sort included in the Initial Response Letter in response to comment 19 must be included in a footnote to the Summary Compensation Table. Furthermore, the Registrants believe that it would be unusual to include information of this sort in the footnotes to the Summary Compensation Table. Information regarding the rationale for particular payments, when it is required, is generally included in the Compensation Discussion & Analysis (“CD&A”). The Registrants believe and respectfully submit, however that the special performance bonuses are immaterial and are therefore not required to be addressed in CD&A.

Notes to Consolidated Financial Statements, page F-9

Note 4. Goodwill and Other Intangible Assets, page F-14

6.	We reviewed your response to comment 28 in our letter dated August 12, 2011. You indicate that reporting to the COO are several senior vice presidents with responsibility for the sale, marketing and product and partner management functions. Please tell us how many senior vice presidents there are and identify the areas of your business over which each senior vice president is responsible. Please be sure to address how the senior vice presidents line up with the four identified operating segments. Explain to us in more detail how you concluded that the COO is your only segment manager as opposed to each of the senior vice presidents representing segment management. Please describe to us any financial reporting packages provided to your COO in addition to the EC financial package and the QBR package provided to your chief operating decision maker, identifying the lowest level of financial results by customer channel included in these financial reporting packages. Also describe any financial reporting packages provided to your senior vice presidents and identify the lowest level of financial results by customer channel included in these reports as well.

Response: The Registrants’ organizational chart at the Executive Committee level as of the date of the response letter of September 26, 2011 was as follows:

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1 Effective October 1, 2011, the CEO transitioned to Chairman and the President/COO assumed the position of President and CEO. For purposes of this discussion, the Registrants’ response refers to its organization as it existed at the date of the historical financial statements under review and through September 30, 2011.

As shown in the chart above, the Registrants have nine Senior Vice Presidents (“SVPs”). Four of the SVPs report directly to the CEO/Chief Operating Decision Maker (“CODM”) and are in charge of the following centralized functions at the headquarters level: Finance, Legal, Information Systems, and Coworker Services. The SVP/CIO also has responsibility for the operations of the Registrants’ two distribution centers. Coworker Services is the Registrants’ human resources function. None of these four SVPs manages an operating segment.

The remaining five SVPs report to the President/COO and represent the following functions:

1.	SVP, Strategic Solutions and Services. This SVP is responsible for CDW Canada, Inc. and for the operations of CDW Advanced Services. As noted in the Registrants’ prior response, CDW Canada, Inc. and CDW Advanced Services meet the definition of operating segments but each segment falls below the quantitative materiality threshold for separate reporting in the Registrants’ external financial statements.

2.	SVP, Sales – Public and Advanced Services sales. This SVP is responsible for managing the sales function for the Public operating segment and for the CDW Advanced Services operating segment. Responsibilities include sales force management, strategy, structure, goals, sales operations, revenue generation and sales force training and development.

3.	SVP, Sales – Corporate sales. This SVP is responsible for managing the sales function for the Corporate operating segment. Responsibilities include sales force management, strategy, structure, goals, sales operations, revenue generation and sales force training and development.

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4.	SVP, Product and Partner Management. This SVP is responsible for vendor relationships and the Registrants’ supply chain management and purchasing functions.

5.	SVP, Chief Marketing Officer. This SVP is responsible for advertising, public relations, marketing and the e-commerce functions.

The SVP, Strategic Solutions & Services functions as the segment manager for CDW Canada, Inc. None of the remaining four SVPs who report to the President/COO are segment managers in that none of them have responsibility for the operations of an operating segment. The two SVPs for sales (Public/Advanced Services and Corporate) have responsibility for the sales functions within these operating segments but do not have responsibility for any of the operating functions (such as warehouse management, purchasing, or marketing) below the revenue line. As indicated in the Registrants’ letter dated September 26, 2011, there are nine Sales Vice Presidents, each of whom is responsible for sales for a customer sales channel or a portion thereof. These Sales Vice Presidents report to the SVP, Sales – Corporate or SVP, Sales – Public and Advanced Services. However, these Sales Vice Presidents are not operating segment managers. The responsibilities of these Sales Vice Presidents are limited to the sales function. Further, they are not directly accountable to and do not have regular contact with the CEO/CODM.

The CEO and COO receive the monthly EC package and the quarterly QBR package. The CEO and COO also receive a monthly competitive tracker report for market share comparisons, but this report is prepared only on a consolidated basis. The lowest level of “by sales channel” information both the CEO and the COO receive in the monthly EC package is limited to net sales and a product margin metric that allows for analysis of pricing trends versus unadjusted product costs. As discussed in the Registrants’ letter dated September 26, 2011, the QBR does not represent discrete financial information that is regularly reviewed by the CEO or COO to assess performance or allocate resources.

The SVPs are also furnished with a copy of the monthly EC and quarterly QBR financial packages. All of the SVPs receive reports that relate to their functional responsibilities. However, only the SVP, Sales – Public and Advanced Services and the SVP, Sales – Corporate receive further disaggregated information regarding sales by channel. Their monthly reports contain metrics that are heavily focused on net sales and sales force compensation and productivity. The monthly reports also present the same contribution margin metric that is in the QBR package given to the CEO and COO quarterly.

In summary, the Registrants measure operating performance for all four of their operating segments down to income from operations and Adjusted EBITDA. Management

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incentive compensation is also based on Adjusted EBITDA down only to the operating segment level or consolidated. The Registrants do not operate their individual sales channels as discrete businesses or operating units. The Registrants disclose net sales at the sales channel level below the operating segments for supplemental information only to more fully discuss sales and market trends.

Note 16. Contingencies, page F-31

7.	We note your disclosure that it is possible that the eventual outcome of litigation or audits could adversely impact your results of operations for a particular period. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please disclose the nature of the contingencies and an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-3 through 50-8.

Response: The Registrants have conducted the analysis of contingencies required by ASC 450-20-50-3 through 50-8 and have concluded that no additional disclosure is required. In particular, the Registrants have concluded that there is no litigation or audit as to which there is a reasonable possibility that any material loss exceeding amounts already recognized, if any, has been incurred.

In preparing future filings, the Registrants will continue to perform this analysis and, if there is at least a reasonable possibility that a material loss exceeding amounts recognized may have been incurred, the Registrants will disclose the nature of the contingencies and an estimate of the additional loss or range of loss, or include a statement that such an estimate cannot be made.

Note 18. Segment Information, page F-31

8.	We reviewed your response to comment 13 in our letter dated August 12, 2011. We note your revised disclosure that the chief operating decision maker uses both income (loss) from operations and Adjusted EBITDA in assessing segment performance and allocating resources. We also note ASC 280-10-50-28 indicates that if the chief operating decision maker uses more than one measure of a segment’s profit or loss, the reported measure should be the measure management believes is determined in accordance with the management principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. As such, please tell us why the measure of segment profit or loss you report pursuant to ASC 280 is Adjusted EBITDA as opposed to income (loss) from operations.

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October 26, 2011

Response: On Page F-32, the Registrants have disclosed both “income (loss) from operations” and “Adjusted EBITDA” within the segment footnote disclosures. The Registrants also disclose on Page F-32 that “…the Company has concluded that income (loss) from operations is the more useful measure in terms of discussion of operating results as it is a GAAP measure.”

Exhibit 5.2

9.	We note counsel’s revisions in response to comment 34 of our letter dated August 12, 2011. However, the penultimate paragraph continues to include language that suggests counsel is not obligated to update its opinion up to and through the date of effectiveness of the registration statement. Please have counsel revise its opinion so that it clearly speaks as of the date of effectiveness, or confirm that counsel will re-file the opinion on the day you want the registration statement to go effective.

Response: As requested by the Staff, counsel has revised its opinion letter so that it clearly speaks as of the date of effectiveness.

The Registrants hereby acknowledge that (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, the Registrants will furnish a letter at the time they request acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Christine A. Leahy
CDW Corporation